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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 1999

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the Transition Period From          to
                                           --------    ---------

                       Commission File Number 0-22163

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

       AMERITRADE HOLDING CORPORATION ASSOCIATES 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                         AMERITRADE HOLDING CORPORATION
                             4211 SOUTH 102nd STREET
                              OMAHA, NE 68127-1031



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AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(K) PROFIT SHARING PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                          PAGES

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 1999 AND 1998:

     Statements of Net Assets Available for Benefits                        2

     Statements of Changes in Net Assets Available for Benefits             3

     Notes to Financial Statements                                         4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 1999:

  Schedule of Assets Held for Investment Purposes at Year End               9

  Signatures                                                               10

  Independent Auditors' Consent                                            11

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.



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INDEPENDENT AUDITORS' REPORT


Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (the
Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
-------------------------

June 16, 2000
Omaha, Nebraska


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AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

                                                     1999             1998

ASSETS:

Investments, at fair value (Note 3):
   Ameritrade Holding Corporation Class A
     common stock                                $169,265,906     $ 87,774,624
   Mutual funds                                    51,950,586                -
   Loans to participants                               85,571                -
                                                 ------------     ------------
       Total investments at fair value            221,302,063       87,774,624

Receivables:
   Accrued interest                                         -              378
   Accrued employer contribution                            -        1,032,103
Cash                                                  116,901          108,004
                                                 ------------     ------------
       Total assets                               221,418,964       88,915,109
                                                 ------------     ------------

LIABILITIES:

Note payable (Note 4)                                       -          600,000
Accrued interest payable                                    -            3,867
                                                 ------------     ------------
       Total liabilities                                    -          603,867
                                                 ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS                $221,418,964     $ 88,311,242
                                                 ============     ============

See notes to financial statements.



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AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(K) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

                                                     1999             1998

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

   Investment income:
       Net appreciation of fair value of
           investments (Note 3)                  $393,634,395     $ 47,111,023
       Mutual fund dividends and
           gain distributions                       1,454,334           10,566
       Interest income                                776,275           17,660
                                                 ------------     ------------
              Net investment income               395,865,004       47,139,249

   Contributions:
       Participant contributions                    3,104,187                -
       Employer contributions                               -        1,032,103
                                                 ------------     ------------
              Total contributions                   3,104,187        1,032,103
   Other additions                                          -              530
                                                 ------------     ------------
              Total additions                     398,969,191       48,171,882

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to plan participants             270,523,564        2,266,602
   Administrative fees (Note 5)                       237,358                -
   Interest expense                                     8,337           29,508
                                                 ------------     ------------
              Total deductions                    270,769,259        2,296,110

TRANSFER OF NET ASSETS FROM AMERITRADE HOLDING
   CORPORATION ASSOCIATES 401(k) PLAN (Note 7)      4,907,790                -

NET INCREASE                                      133,107,722       45,875,772

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                               88,311,242       42,435,470
                                                 ------------     ------------
   End of year                                   $221,418,964     $ 88,311,242
                                                 ============     ============

See notes to financial statements.


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AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (the Plan) (formerly the Ameritrade Holding Corporation Associates Profit Sharing Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution profit-sharing and 401(k) plan covering employees of Ameritrade Holding Corporation (the Company) who meet eligibility requirements. The Plan covers employees who are 21 years old. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

      CONTRIBUTIONS - Participants may contribute up to 15% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code. The Company makes matching contributions to the Plan at its discretion. No discretionary contributions were made during the year ended December 31, 1999.

      PARTICIPANT ACCOUNTS - Each participant account is credited with the participant's contributions, the Company discretionary contribution (if any) and an allocation of the Plan's earnings, and charged with an allocation of administrative fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      INVESTMENT OPTIONS - Participants may direct contributions into one or more of the following investment options:

        Ameritrade Holding Corporation Class A Common Stock - The Fund invests primarily in shares of Ameritrade Holding Corporation Class A Common Stock.

        American Independence Money Market Fund - The Fund invests in a variety of U.S. dollar-denominated short-term obligations to present minimal credit risks.

        Federated Max Cap Institutional Fund - The Fund invests in a portfolio of stocks approximately reflecting the composition of the S&P 500 Index.

        Federated Stock Fund - The Fund invests in a diversified portfolio of blue chip stocks, which are issued by high quality companies that appear to be temporarily undervalued.

        Franklin Small Cap Growth Fund - The Fund invests in equity securities of small-cap growth companies that management believes have the greatest potential for significant appreciation. Specifically, it targets small, emerging companies whose stocks are selling at undervalued prices.


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        Lazard International Equity Fund - The Fund invests in equity securities of issuers based outside the United States. Primary emphasis is placed on undervalued securities with above average earnings growth expectations. The Fund may also invest in fixed income and money market instruments.

        MAS Advisor Mid Cap Growth Fund - The Fund invests primarily in common stocks of smaller and medium size companies which are deemed to offer long-term growth potential.

        Templeton Developing Markets Fund - The Fund invests in equity securities in countries with developing markets. The Fund will maintain investments in at least three developing markets. The securities in the portfolio may include common and preferred stocks, warrant of rights, and sponsored and unsponsored depository receipts.

        PIMCO Total Return Bond Fund - The Fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest up to 20% of assets in securities of assets in securities denominated in foreign currencies.

        NestEgg 2000 Fund - The Fund seeks total return for investors with an investment horizon such as retirement in approximately the year 2000. The Fund uses an asset allocation approach, investing in three assets classes: stocks, bonds, and cash. The assets mix will gradually turn more conservative as the Fund nears its horizon date.

        NestEgg 2010 Fund - The Fund seeks total return for investors with an investment horizon such as retirement in approximately the year 2010. The Fund uses an asset allocation approach, investing in three assets classes: stocks, bonds, and cash. The assets mix will gradually turn more conservative as the Fund nears its horizon date.

        NestEgg 2020 Fund - The Fund seeks total return for investors with an investment horizon such as retirement in approximately the year 2020. The Fund uses an asset allocation approach, investing in three assets classes: stocks, bonds, and cash. The assets mix will gradually turn more conservative as the Fund nears its horizon date.

        NestEgg 2030 Fund - The Fund seeks total return for investors with an investment horizon such as retirement in approximately the year 2030. The Fund uses an asset allocation approach, investing in three assets classes: stocks, bonds, and cash. The assets mix will gradually turn more conservative as the Fund nears its horizon date.

        NestEgg 2040 Fund - The Fund seeks total return for investors with an investment horizon such as retirement in approximately the year 2040. The Fund uses an asset allocation approach, investing in three assets classes: stocks, bonds, and cash. The assets mix will gradually turn more conservative as the Fund nears its horizon date.

      VESTING - Company contributions and earnings thereon vest 20% after the second year of continuous service and vest an additional 20% each year, with 100% vesting occurring for all participants after six years of service. Participants immediately vest in their contributions plus actual earnings thereon.

      PARTICIPANT LOANS - Participants may borrow from their fund accounts up to a maximum of 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at prime plus one percent determined as of the date of the loan. Principal and interest is paid ratably through payroll deductions.



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      PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum payment or installment payments.

      FORFEITED ACCOUNTS - Forfeited accounts are allocated to the participants remaining in the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting.

      INVESTMENT VALUATION - Investments are valued as follows:

        - Ameritrade Holding Corporation Class A Common Stock - The Class A common stock is stated at fair value as determined by quoted market prices.

             The Company effected two-for-one stock splits in August 1998 and February 1999 and a three-for-one stock split in July 1999. All per share amounts presented have been adjusted for these splits.

        - Mutual Funds - Mutual funds are stated at fair value as determined by quoted net asset value.

        - Participant Loans - Loans to participants are carried at the principal amount outstanding, which approximates fair value. The loans mature from December 2000 to December 2004 and bear interest at 9.25%.

      INCOME RECOGNITION - Security transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

      Net appreciation (depreciation) in fair value of investments is determined using the beginning of the year fair value or purchase price if acquired during the year.

      ADMINISTRATIVE COSTS - The Company pays certain administrative costs for the Plan. Only costs paid by the Plan are reflected in the Plan's financial statements.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.



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3.    INVESTMENTS

      The following table presents investments as of December 31, 1999 and 1998. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                     1999             1998
        INVESTMENTS AT FAIR VALUE:

          Investments at fair value as
           determined by quoted market price:
             Ameritrade Holding Corporation
                Class A common stock(1)(2)       $169,265,906     $ 87,774,624
             Intrust Money Market Fund(1)          17,096,712                -
             PIMCO Total Return Bond Fund(1)       12,314,211                -
             Federated Max Cap Institutional
                Fund(1)                             5,720,264                -
             Franklin Small Cap Growth Fund(1)      4,868,552                -
             Other                                 12,036,418                -
                                                 ------------     ------------
                                                 $221,302,063     $ 87,774,624
                                                 ============     ============

      During 1999 and 1998, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $393,634,395 and $47,111,023, respectively, as follows:

                                                     1999             1998
        NET CHANGE IN FAIR VALUE:
          Investments at fair value as
            determined by quoted market price:
             Ameritrade Holding Corporation
                Class A common stock             $391,483,524     $ 47,022,120
                Mutual funds                        2,150,871           88,903
                                                 ------------     ------------
                   Net Appreciation in Fair
                       Value of Investments      $393,634,395     $ 47,111,023
                                                 ============     ============

        (1) Exceeds 5% of net assets available for benefits.
        (2) Employer directed in 1998.

4.    NOTE PAYABLE

      At December 31, 1998, the Plan had a $600,000 note payable to a bank, due April 30, 1999, with interest paid monthly at a variable rate (7.25% at December 31, 1998). The note was collateralized by 100,000 shares of Ameritrade Holding Corporation Class A common stock. The note was paid in full during the year ended December 31, 1999.

5.    PARTIES-IN-INTEREST

      The Plan holds shares of Ameritrade Holding Corporation Class A common stock. Intrust Bank, N.A. serves as the Trustee of the Plan whose funds are invested in certain Intrust Bank N.A. investment funds. In addition, certain administrative fees are paid to Intrust Bank N.A. Although these situations result in party-in-interest transactions, none of the transactions qualify as prohibited transactions.



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6.    TAX STATUS

      The Plan is a prototype standardized profit sharing plan with cash or deferred arrangement. The Prototype Plan obtained a tax determination letter dated September 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since the prototype plan received the determination letter. Plan management believes that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.    PLAN MERGER

      Effective July 1, 1999, the Ameritrade Holding Corporation Associates 401(k) Plan was merged into the Ameritrade Holding Corporation Associates Profit Sharing Plan. As a result of the merger, the trustee of the Plan was changed from J. Joe and Marlene Ricketts to Intrust Bank, N.A. The net assets of the Ameritrade Holding Corporation Associates 401(k) Plan, amounting to $4,907,790 at July 1, 1999, were transferred to the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan.





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AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 1999
-------------------------------------------------------------------------------

            COLUMN B                       COLUMN C                 COLUMN E

                                  DESCRIPTION OF INVESTMENT
                                     INCLUDING COLLATERAL,
 IDENTITY OF ISSUE, BORROWER,     RATE OF INTEREST, MATURITY         CURRENT
   LESSOR OR SIMILAR PARTY        DATE, PAR OR MATURITY VALUE         VALUE

*Ameritrade Holding Corporation     Class A common stock,
                                      7,804,768 shares            $169,265,906
 American Advantage Funds           American Independence
                                      Money Market Fund,
                                      2,013 shares                       2,013
*Intrust Bank N.A.                  Intrust Money Market Fund
                                      17,096,712 shares             17,096,712
 Federated Investors, Inc.          Federated Stock Fund,
                                      102,719 shares                 3,706,092
 Federated Investors, Inc.          Federated Max Cap.
                                      Institutional Fund
                                      190,866 shares                 5,720,264
 Franklin Resources, Inc.           Franklin Small Cap Growth
                                      Fund, 110,323 shares           4,868,552
*Intrust Bank N.A.                  Nestegg 2000 Fund, 538 shares        5,437
*Intrust Bank N.A.                  Nestegg 2010 Fund,
                                      139,652 shares                 1,487,292
*Intrust Bank N.A.                  Nestegg 2020 Fund,
                                      35,233 shares                    393,550
*Intrust Bank N.A.                  Nestegg 2030 Fund,
                                      21,865 shares                    251,667
*Intrust Bank N.A.                  Nestegg 2040 Fund,
                                      28,542 shares                    342,508
 Lazard Feres & Co.                 Lazard International Equity
                                      Fund, 142,999 shares           2,471,029
 Mass Mutual                        MAS Advisors Mid Cap Growth
                                      Fund, 103,551 shares           3,210,071
 Franklin Resources, Inc.           Templeton Developing Markets
                                      Fund, 5,201 shares                81,188
 PIMCO Advisors, L.P.               PIMCO Total Return Bond Fund
                                      1,243,860 shares              12,314,211
*Loans to Participants              Maturing from December 2000
                                      to December 2004, interest
                                      at 9.25%                          85,571
                                                                  ------------
                                                                  $221,302,063
                                                                  ============


*Represents a party-in-interest



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan Employee Benefit Plan Administrative Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                         AMERITRADE HOLDING CORPORATION
                      ASSOCIATES 401(K) PROFIT SHARING PLAN





Date June 27, 2000                  By /s/ J. Randy MacDonald
     -------------------               ----------------------------------------
                                       J. Randy MacDonald
                                       Ameritrade Holding Corporation
                                       Chief Financial Officer





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INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in Registration Statement No. 333-40633, 333-40631 and 333-77573 of Ameritrade Holding Corporation on Form S-8 and Registration Statement No. 333-87999 on Form S-3 of our report dated June 16, 2000 appearing in the Annual Report on Form 11-K of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan for the year ended December 31, 1999.



/s/DELOITTE & TOUCHE LLP




Omaha, Nebraska
June 26, 2000



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